FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 12, 2003

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles, S.A. Quarterly results.

Telefónica Móviles

Telefónica Móviles Results: Key highlights

Key highlights of the results

Solid growth in subscriber numbers and improved quality of the customer base:

•	41.8 million managed active customers(1) at the end of 1Q03, a year-over-year increase of 36.2%:
•	+76% in Latin America to 21.4 million active subscribers, following the inclusion of Brasilcel’s assets at the end of 2002.
•	+8% in Spain, reaching a total active customer base of 18.7 million.
•	Improved quality of the managed customer bases in all the areas of operation.
•	Telefónica Móviles España’s commercial activity(2) (+16% vs. 1Q02) focused on customer loyalty, migrations and selective acquisition.
•	TME maintains its leadership in the market, with an estimated outgoing traffic share which was stable compared with 1Q02, and increased net adds in corporates and SMEs.
•	TME’s monthly churn at minimum levels, below 1%, and economic churn even lower.
•	Brasicel’s share of net adds over 50% in all areas of operations, with strong growth in Sao Paulo.

Excellent performance of usage ratios at TME:

•	Reaffirming recovery trend in ARPU in 1Q03 with 2.6% year-on year growth in the month of March.
•	Sharp increase in the use of voice services (MOU: +9.6% vs. 1Q02).
•	Higher data ARPU (+7%), fostered by good performance in the corporate segment.
•	This performance has been achieved despite the negative impact of price cuts and the substitution, in March 2002, of the contract monthly fee by a minimum usage level.

First phase of GSM roll-out in Mexico completed, ready for launching of operations.

Significant progress in operating efficiency:

•	Tight control over operating costs, which amounted to 54.1% of revenues, down from 61.3% in 1Q02.
•	EBITDA annual growth of 18.6% assuming constant exchange rates, and 8.4% after including the negative impact of exchange rates. Consolidated EBITDA in 1Q03 grew to a total of 993MM€.
•	Growth of 8.3% in operating revenues assuming constant exchange rates, fuelled by higher service revenues (+10.3% at constant exchange rates), which offset the decline in handset sales. Due to the exchange rate impact, revenues in Euro terms show a 5.8% decline, to 2,129.8MM€ in 1Q03.
•	Consolidated EBITDA margin of 46.6% vs. 40.5 % in 1Q02.
•	Telefónica Móviles España continues to be a reference for the sector, due to its efficiency and profitability.

Strong growth in net income:

•	Net income in 1Q03 was 359.1MM€ vs. 286.7MM€ in 1Q02.
•	Growth of 25.3% due exclusively to the improvement in operating results, with no influence from extraordinary results.

Sharp growth in consolidated cash flow(3) generation, strengthening TEM’s solid capital structure:

•	621MM€ in 1Q03, a 35% increase from 1Q02.
•	Decrease of more than 2,500MM€ in consolidated financial net debt over the last 12 months.
•	Ratio of financial net debt to EBITDA of 1.6x at the end of 1Q03, vs. 2.4x in 1Q02.

(1)	Total subscribers including Brasilcel customers plus the subscribers of managed companies in Chile and Puerto Rico.
(2)	Includes gross adds, migrations and handset upgrades.
(3)	Consolidated Free Cash Flow = EBIT (1-t) + Amortization – Capex – Capitalized opex.

January-March	1
2003

Telefónica Móviles

The financial statements for 2003 reflect the real composition of the Telefónica Móviles Group, with no difference from the corresponding information submitted on a regular basis to the CNMV (the Spanish SEC).

The financial statements for 2002 and management discussions appearing in this report corresponding to 2002 refer to proforma data (Combined Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted to the CNMV. For a correct understanding of this report, a reconciliation of the pro-forma financial information for 2002 and that included in the public information submitted on a regular basis to the CNMV has been carried out.

The financial statements for 2002 were prepared on the assumption that all companies in which Telefónica Group held a stake as of 1 January 2002, and which as of 31 December 2002 had been transferred and/or sold to Telefónica Móviles, are included in Telefónica Móviles Group financial statements from the moment of its incorporation to Telefónica Group.

The consolidated financial statements for Telefónica Móviles Group do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

As regards changes in the consolidation perimeter in the last 12 months, we would highlight the following:

•	Telefónica Móviles’ stake in the share capital of Grupo Pegaso Telecomunicaciones, acquired in September 2002, has been fully consolidated since 4Q02.

•	On 27 December 2002, Brasilcel, the Joint Venture with Portugal Telecom in which each of the partners has a 50% stake, was constituted by transferring 100% of both groups’ direct and indirect shareholdings in various Brazilian cellular operators –TeleSudeste Celular, CRT Celular and TeleLeste Celular by Telefónica Móviles and Telesp Celular Participaçoes and an additional stake in CRT Celular by Portugal Telecom-. From this date Telefónica Móviles Group’s financial statements include the consolidation of Brasilcel(4) using the proportional integration method.

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

(4)	And accordingly all operators transferred : Tele Sudeste Celular, CRT Celular y Tele Leste Celular by Telefónica Móviles, and Telesp Celular Participaçoes and an additional stake in CRT Celular by Portugal Telecom.

January-March	2
2003

Telefónica Móviles

Economic ownership

	March		Consolidation method
	2003	2002	1Q 2003	1Q 2002
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel (1)	50.00%	—	Proportional method	—
TeleSudeste Celular	—	83.16%	—	Full consolidation
Celular CRT	—	40.42%	—	Full consolidation
TeleLeste Celular	—	27.71%	—	Equity method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México (2)	92.00%	—	Full consolidation	—
Norcel	—	100.00%	—	Full consolidation
Bajacel	—	100.00%	—	Full consolidation
Movitel	—	90.00%	—	Full consolidation
Cedetel	—	100.00%	—	Full consolidation
TEM El Salvador	90.26%	60.77%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	67.33%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria)	100.00%	100.00%	Full consolidation	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	31.34%	30.50%	Equity method	Equity method
Terra Mobile	80.00%	80.00%	Full consolidation	Full consolidation
M-Solutions	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.33%	13.33%	Equity method	Equity method
Mobipay International	36.00%	36.00%	Equity method	Equity method
TmAs	100.00%	—	Full consolidation	—

(1)	Joint Venture which consolidates by full integration the assets transfered by TEM (TeleSudeste, Celular CRT and TeleLeste Celular) and by Portugal Telecom (Telesp Celular and an additional stake in CRT Celular).
(2)	In 2003 Telefónica Móviles consolidates the North Mexican operators (Norcel, Bajacel, Movitel and Cedetel) and Grupo Pegaso Telecomunicaciones.

Average exchange rates

	1Q
	2003	2002
Argentina (€ / Argentinean Peso)	3.395	1.773
Brazil (€ / Brazilian Real)	3.739	2.087
El Salvador (€ / Colón)	9.388	7.668
Guatemala (€ / Quetzal)	8.423	6.960
Mexico (€ / Mexican Peso)	11.552	7.913
Peru (€ / Peruvian Nuevo Sol)	3.731	3.020

Conciliation with the Consolidated Income Statement

Unaudited figures

	Consolidated Proforma Figures		Statutory Figures		Differences
	January—March		January—March		January—March
	2003	2002	2003	2002	2003	2002
	In million Euros
Operating revenues	2,129.8	2,261.6	2,129.8	2,211.9	0.0	49.6
EBITDA	993.2	916.6	993.2	899.0	0.0	17.6
Operating profit	635.9	575.8	635.9	551.0	0.0	24.8
Net income before minority interests	346.1	270.3	346.1	272.7	0.0	(2.4)
Net income	359.1	286.7	359.1	288.0	0.0	(1.3)

January-March	3
2003

Telefónica Móviles

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures

	January—March		% Change
	2003	2002
	In million Euros
Operating revenues	2,129.8	2,261.6	(5.8)

EBITDA	993.2	916.6	8.4

Operating profit	635.9	575.8	10.4

Income before taxes	517.3	439.2	17.8

Net income before minority interests	346.1	270.3	28.0

Net income	359.1	286.7	25.3

Free Cash Flow(1)	621.4	462.0	34.5

Outstanding shares (million)	4,330.6	4,316.0	0.3
Net income per share	0.08	€0.07	€24.8
FCF per share(2)	0.14	€0.11	€34.0

(1)	Free Cash Flow = EBIT (1- t) + Amortization—Capex—Capitalized opex
(2)	Free Cash Flow per share

In 1Q03 Telefónica Móviles recorded net income of 359MM€, an increase of 25.3% from 1Q02. We would underscore the high quality of these earnings, as growth was achieved despite the negative impact of exchange rates on the contribution from the Latin American operators.

Net income was underpinned by strong free cash-flow generation(5), which amounted to 621.4MM€ in 1Q03, 34.5% higher than in the same period last year.

Key aspects of these results are as follows:

•	Moderate decline in operating revenues from 1Q02 (-5.8%), due primarily to the impact of exchange rates, which subtracted 14.1 p.p. from the Group’s growth. Assuming constant exchange rates, annual growth in consolidated revenues in 1Q03 would have been 8.3%, driven by higher service revenues.

Telefónica Móviles España (TME) contributed 75.3% of consolidated revenues. Total revenues for TME registered year-over-year growth of 1.9%, due to the positive performance of service revenues, which more than offset the decline in handset sales recorded in 1Q03.

Latin American operators fully consolidated accounted for 24.5% of Group operating revenue in 1Q03. Due to the impact of exchange rates -especially the Brazilian real’s depreciation vis-à-vis the euro-revenues from these companies, in euros, fell 22.3%. It must be highlighted that the average exchange rate for the Brazilian real has varied from 1 € / 2.087 R$ in 1Q02 to 1€ / 3.739R$ in 1Q03, and the Argentinean peso from 1€ / 1.773 peso in 1Q02 to 1€ / 3.395 peso in 1Q03. Excluding this effect and assuming constant exchange rates, revenues from these operators would have increased by 25% vs. 1Q02.

The year-over-year decline in revenues versus 1Q02 had already been anticipated, given the fluctuation of average exchange rates, with a positive performance expected for the coming quarters.

It must be pointed out that from 1 January 2003, standard criteria have been applied to all Latin American operators managed by Telefónica Móviles for “active” prepaid customers accounting, disconnecting those customers who in three months do not generate either incoming or outgoing traffic and do not have a sufficient balance to make a telephone call.

(5)	Consolidated Free Cash Flow = EBIT (1-t) + Amortization—Capex—Capitalized Opex.

January-March	4
2003

Telefónica Móviles

After such customer normalization, -which affected the customer bases of some Brazilian operators, of TCP Argentina and of Telefónica Móviles Perú- 100% of the prepaid customer base of the different operators in the Group is “active”, in accordance with the criteria for accounting customers mentioned previously –which is more conservative than those applied by competitors in the region. In Spain, the criterion followed by TME is the most conservative in the industry, since it considers as disconnections those prepaid customers who have not recharged their card after one month with no balance, even if they receive incoming calls

As a result, the total active customer base managed by Telefónica Móviles in its areas of operations at the end of 1Q03 was 41.76 million (30.67 million in 1Q02).

•	Tight control over operating costs, which reflect a 16.9% year-over-year decline from 1Q02 and a decrease in their weight over operating revenues of 7.2 p.p. to 54.1%.

Accordingly, consolidated EBITDA in 1Q03 amounts to 993.2MM€ with a year-over-year increase of 8.4%. Assuming constant exchange rates, growth would have been 18.6%.

The EBITDA margin reached 46.6% vs. 40.5% in 1Q02. The growth in margins was mainly driven by the 5.3 p.p. improvement of TME’s margin –to 55.13%- and the closing of operations elsewhere in Europe -with a negligible EBITDA in 1Q03- which more than offset the integration of Grupo Pegaso Telecomunicaciones.

By geographical areas, TME’s EBITDA grew 12.8% compared to 1Q02. EBITDA growth by the fully consolidated Latin American operators, assuming constant exchange rates, was 6% vs. 1Q02, although due to the exchange rate impact, in euros they show a 37,9% decline.

•	Decline in losses from companies consolidated by the equity method (-29.4% vs. 1Q02) deriving from improved results at Médi Telecom and lower losses attributable to IPSE 2000.

•	Positive performance of net financial expenses, which were virtually unchanged from 1Q02 (+1.4%) despite the changes in the consolidation perimeter.

Telefónica Móviles ended 1Q03 with consolidated net financial debt of 6,328MM€, 642MM€ lower than at the end of 2002, and a 28.6% decline over the last 12 months.

Proportionate net debt also performed well relative to year-end 2002 (-550MM€), standing at 7,158MM€ at March 31 2003. The difference from March 2002 (+4.5%) is mainly due to changes in the consolidation perimeter in the last twelve months.

•	Capex in 1Q03 totalled 149MM€, a year-over-year decrease of 21.7%. It should be pointed out that capex evolution is not uniform throughout the year, so this performance cannot be extrapolated to the full year 2003. Moreover, 1Q03’s figures still do not include the rollout of the GSM network in Mexico.

Regarding capitalized expenses, in 1Q03 only the provision for the spectrum fee assigned to TME for the future operation of the UMTS technology was recorded (5.6MM€).

January-March	5
2003

Telefónica Móviles

Significant events

The following significant events took place during the last few months:

•	On 26 April, Telesp Celular Participações, S.A. finalized the acquisition of 61.10% of the ordinary shares with voting rights-equivalent to 20.37% of the total share capital- of Brazilian cellular company Tele Centro Oeste Celular Participações, S.A. (“TCO”) through Telesp Celular Participações. With this acquisition, Brasilcel -Telefónica Móviles and Portugal Telecom’s joint venture in Brazil-, consolidates its leadership of the Brazilian cellular market, including the key markets of Sao Paulo, Rio de Janeiro and Brasilia.

After this acquisition, a tender offer will be launched for the company’s remaining ordinary shares. After this operation, TCO shares will be incorporated, giving Telesp Celular Participações the chance to hold 100% of the shares representative of TCO’s capital stock.

•	On 7 April, Telefónica Móviles, T-Mobile International and TIM (Telecom Italia Mobile) announced a memorandum of intentions to set up a strategic alliance to provide their customers with a unified and superior offering of products and services thereby strengthening the operators’ ability to compete in all the markets where they have a presence.

This alliance aims to obtain benefits for its members’ current and future clients, while having a twofold effect for the operators:

•	Increased revenues from the joint development of offers for travellers (attractive offers in “roaming” and “virtual home environment”).

•	Cost reductions, as the standardization of products and services will allow the obtaining of scale economies that can be passed on to clients.

The alliance will be open to the possible incorporation of other wireless operators interested in contributing to the enhancement of the different areas of collaboration.

•	An agreement was reached at the AGM held 1 April to pay a gross dividend of 0.175€ per share against voluntary reserves. The dividend will be paid during the month of June 2003.

Moreover, shareholders approved the proposed change in the Board of Directors compensation scheme, in line with the company’s policy of maximum transparency and application of the Code of Corporate Governance, and the recommendations of the Aldama Report. From now on, the AGM itself will decide on the maximum remuneration paid to Board members.

Also at the AGM, shareholders approved the appointment of Fernando de Almansa Moreno-Barreda and Alejandro Burillo Azcárraga as new members of the Board of Directors.

•	During the first quarter of 2003, an agreement was reached with Terra Lycos for the restructuring of Terra Mobile, through which Telefónica Móviles will increase its stake in the latter company to 100%.

January-March	6
2003

Telefónica Móviles

Market Size

	Total (1)			Managed (2)			Equity (3)
	March		% Change	March		% Change	March		% Change
	2003	2002		2003	2002		2003	2002
	In thousands
Spain and Mediterranean Basin
Subscribers	20,378	18,549	9.9%	20,378	18,549	9.9%	19,222	17,692	8.7%
Pops	71,784	70,942	1.2%	71,784	70,942	1.2%	51,386	50,619	1.5%
Latin America
Subscribers	19,321	10,282	87.9%	21,381	12,119	76.4%	9,728	7,811	24.5%
Pops	279,270	147,211	89.7%	298,419	166,643	79.1%	202,668	118,931	70.4%
TOTAL (4)
Subscribers	39,699	28,831	37.7%	41,759	30,669	36.2%	28,950	25,503	13.5%
Pops	351,053	218,153	60.9%	370,203	237,585	55.8%	254,054	169,550	49.8%

(1)	Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 includes Brasicel’s, the Joint Venture with Portugal Telecom in Brasil, subscriber base. Excludes Chile and Puerto Rico.
(2)	Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico.
(3)	Total subscribers weighted by the economic interest held in each company. In 2003 includes the equity subscribers in Brasilcel, the Joint Venture with Portugal Telecom in Brazil. Excludes Chile and Puerto Rico.
(4)	After the halting of UMTS operations in Europe, European population and subscriber figures are excluded from 2002 and 2003 data.

Results by geographic regions

Unaudited figures

	REVENUES			EBITDA
	January—March		% Change	January—March		% Change
	2002	2001		2002	2001
	In million Euros
Spain	1,603.9	1,574.0	1.9%	884.2	784.1	12.8%
Latinamerica (1)	522.4	672.7	-22.3%	133.0	214.3	-37.9%
Rest and intragroup sales (2)	3.5	14.9	-76.5%	-24.0	-81.8	-70.7%
TOTAL	2,129.8	2,261.5	-5.8%	993.2	916.6	8.4%

(1)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments.
(2)	After the halting of UMTS operations in Europe, financial data of 2003 and 2002 are included in this item.

January-March	7
2003

Business performance by geographic region

Spain

•	Excellent results from the commercial strategy focused on customer retention, fostering prepaid to contract migrations and selective acquisition.
•	Minimum levels of monthly churn, with economic churn standing even lower.
•	Increasing usage of voice and data services.
•	6% year-on-year increase in core business revenues.
•	Increased operating efficiency.

T. Moviles Spain

Unaudited figures

	March		% Change
	2003	2002
	In thousands
Subscriber Data
Total subscribers	18,694	17,315	8.0%
Prepaid	11,886	11,849	0.3%
Contract	6,808	5,465	24.6%
Equity Subscribers	18,694	17,315	8.0%

	January—March		% Change
	2003	2002
	In million Euros
Financial Data(1)
Revenues	1,603.9	1,574.0	1.9%
EBITDA	884.2	784.1	12.8%
EBITDA Margin	55.1%	49.8%	5.3 p.p

(1)	Includes Telecom’s management fee.

At the end of March 2003, the success of TME’s commercial strategy, based on customer retention and selective acquisition, has resulted in the following accomplishments:

•	Encouraging migrations: A year after the substitution of the monthly fee by a minimum usage commitment, close to 250,000 prepaid customers migrated to the contract segment in 1Q03, over twice as many as in 1Q02. Thus, the weighting of the contract segment in the total customer base is 36.4%, nearly 5 p.p. more than in 1Q02, marking the fifth consecutive quarter of growth. It is also noteworthy the positive influence on the average usage and revenue ratios, given the increases in MOU and ARPU generated by migrated customers.

•	In 1Q03 there were more than 830,000 handset upgrades using loyalty points, 2.5 times more than in 1Q02.

•	Minimum churn level: TME maintains the lowest churn rate among the largest wireless operators in Europe, with a monthly churn rate in 1Q03 below 1%. It is also important to highlight that the economic impact of disconnections remains appreciably smaller than indicated by the commercial churn, since their usage is much lower than the average usage of the Company’s customer base.

All such has derived in an increase in TME’s commercial activity versus 1Q02: gross adds, migrations and handset upgrades exceeded 1.9 million, 16% more than in 1Q02, with customer loyalty initiatives accounting for an increasing weight.

In such a context, TME ended March 2003 with an active customer base of nearly 18.7 million, 8% higher than at the end of 1Q02, maintaining an estimated outgoing traffic share which was stable over the past twelve months and higher than its estimated market share.

The good results of TME’s commercial policies have been accompanied by an steady improvement in the efficiency of resources assigned to customer acquisition and retention. In 1Q03, SACs+SRCs accounted for 7.3% of TME’s operating revenues, 0.7 p.p. less than in 1Q02. This achievement is even more significant if we consider the above-mentioned growth in commercial activity compared to 1Q02.

January-March	8
2003

Business performance by geographic region

It must also be highlighted the increasing usage of both voice and data services. TME’s networks carried more than 8,400 million minutes of traffic, 18% more than in 1Q02. As a result, MOU was around 106 minutes in 1Q03, 9.6% higher than in 1Q02. This represent the fourth quarterly year-over-year increase in MOU, marking the definitive consolidation of the upward trend of MOU. Obviously, the quarterly performance of MOU vis-à-vis 4Q02 is explained by seasonal factors inherent to the business.

The positive performance of usage ratios enabled TME to reaffirm in this first quarter the recovery trend in ARPU. In 1Q03 TME’s ARPU stood at 27.6€ (27.7€ in 1Q02), confirming the inflection point in the trend. All this despite the year-over-year comparison is still not homogeneous, as March 2002 was the first month in which the monthly fee was replaced by a minimum usage commitment and in the second half of 2002 termination rates were reduced by nearly 17%. We would underscore the performance of ARPU in March 2003, the first month with a year-on-year growth (+2.6%). Consequently, considering the positive evolution of usage ratios, the rising trend in TME’s ARPU is likely to be consolidated as from the next quarter. Notably, this positive trend is supported by the performance of ARPU for outgoing calls, more directly affected by the Company’s policies. ARPU for outgoing calls in 1Q03 was 4% higher than in 1Q02.

The increased usage of voice services was accompanied by the consolidation of the data business as a key element in TME’s revenue structure. Data ARPU reached 3.52€, versus 3.29€ in 1Q02.

This advance in the data business is explained both by the growth in traditional data services and by TME’s ongoing commitment to innovation and constant improvement in services:

•	In 1Q03, 2,145 million short messages (SMS) were carried, 18% more than in 1Q02. Of the total, 33% were SMS that provide access to content.

•	To March 2003 the number of MMS handsets sold has been 180,000. The prospects for this service in 2003, once handset prices become more adjusted, are very good, particularly if we consider that the range of handset models will be broadened in the course of the year and that their prices will tend to come down.

•	TME has launched a renewed product offer providing access to data and entertainment services under the name
“Movistar e-mocion”. The service’s main features include richer colour content (downloadable games, polyphonic tones, etc.), graphics and images, a new and more intuitive WAP browser menu, more user-friendly options and various types of access (navigation, messages, voice and downloads). It allows all of Telefónica Movistar’s customers to access new forms of communication regardless of the type of handset they use.

•	On the corporate market, the introduction of advanced data services is clearly on the rise. Particularly noteworthy are the new agreements or ones now being negotiated with major companies for the installation of products such as Movistar Intranet, location based services and Movistar Intrawap, among others.

We should also highlight the launch of “Movistar” handsets in 1Q03 under the brand name TSM. This initiative reinforces customers’ identification with the company, providing yet another tool for enhancing customer loyalty. It also enriches customer experience, as TME has the capacity to provide optimal applications and configurations for value-added services. Furthermore, in the course of the year a new range of handset models will be developed, bolstering the rollout of data services by making quality handsets available to customers at very competitive prices.

As a result, TME has continued to improve its results and consolidate its position as one of Europe’s most solid and profitable operators:

•	Operating revenues in 1Q03 were 1,604MM€, a year-over-year increase of 1.9%.

Service revenues, the real generator of significant margins, showed an increase of 6% from 1Q02. Furthermore, customer revenues –those excluding interconnection –which are directly related to company policies, grew 12.1% in 1Q03 over 1Q02.

Total revenues’ growth has been greatly affected by the performance of handset sales, which is a low-margin, highly seasonal source of revenue, but which allows TME to improve its commercial policies and maintain a homogeneous offer which is aligned with the strategy of the company. The lower handset sales compared to 1Q02, in spite of the greater commercial activity, is explained by the fact that the distribution channels had

January-March	9
2003

Business performance by geographic region

already, during 4Q02, made their purchases of handsets for commercial campaigns which took place during January 2003, whereas during the previous year, these purchases were made in the month of January. It should also be kept in mind that commercial actions to promote customer loyalty allow for more efficient inventory management.

However, it should be noted that the performance of handset sales has no impact on the company’s capacity for cash flow generation.

In spite of the moderate increase in revenues in 1Q03, and keeping in mind the seasonality of the business – which leads to sales during the first quarter being the lowest of the year – the company maintains its guidance of revenue growth above 10% for full-year 2003 based upon the larger customer base, the increase in ARPU and a greater number of handset upgrades, which will lead to a larger volume of revenues from handset sales.

•	TME continues to pursue a policy of constant improvement in the efficient use of resources. In such a way, in a context where commercial activity has increased considerably, the upward trend in MOU and the recovery trend month after month in ARPU have consolidated, operating expenses have declined by 12.4% versus 1Q02 and operating costs per customer by 15.9%. Excluding the cost of handsets purchased, total operating costs declined by 2%, even despite the above-mentioned rise in customer revenues.

•	EBITDA in 1Q03 amounted to 88.4MM€, 12.8% more than in 1Q02.

•	EBITDA margin in the quarter was 55.1%. EBITDA per customer per month also continued to rise, with a 4% year-on-year growth.

•	Regarding capex, TME continued its policy of rationalizing resources, with total capex in 1Q03 reaching 112MM€, or 7% of the Company’s operating revenues.

•	TME’s workforce remained largely unchanged, with 4,362 employees at the end of March 2003. The productivity ratios of TME’s workforce maintained excellent levels, measured both by EBITDA and lines per employee. EBITDA per employee in the quarter rose by 12% versus 1Q02.

Morocco

•	Sustained growth in customer base and margins

Médi Telecom ended 1Q03 with 1,684 million active customers, a year-on-year increase of 36%, keeping its estimated market share above 41%.

As for the operator’s financial results, EBITDA in 1Q03 amounted to 19MM€ versus a total EBITDA for the full year 2002 of 34.5MM€. The EBITDA margin performed well, reaching 30.8% of operating revenues versus 15.4% in year 2002 and 19% in 4Q02, even though net adds were broadly the same as in 4Q02.

January-March	10
2003

Business performance by geographic region

Latin America

Latin America

Unaudited figures

	March		% Change
	2003	2002
	In thousands
Subscriber Data
Total subscribers (1)	19,321	10,282	87.9%
Prepaid	14,433	7,088	103.6%
Contract	4,888	3,194	53.0%
Equity Subscribers	9,728	7,811	24.5%

	January—March		% Change
	2003	2002
	In million Euros
Financial Data
Revenues	522.4	672.7	-22.3%
EBITDA	133.0	214.3	-37.9%
EBITDA Margin	25.5%	31.1%	-5.6 p.p

(1)	Includes total customers from all operators in which Telefónica Móviles holds an economic participation. March of 2003 includes Brasicel’s (the Joint Venture with Portugal Telecom in Brazil) and Pegaso Telecomunicaciones subscriber base. Excludes Chile and Puerto Rico.

Brazil

•	Maintaining our leadership in all areas of operations, with a stable market share.
•	Contract customer base retention.
•	Strong growth in Sao Paulo, Brasil’s largest market.

Brasil

Unaudited figures

	March		% Change
	2003	2002
	In thousands
Subscriber Data
Total subscribers (1)	13,771	5,841	n.c.
Prepaid	10,053	3,947	n.c.
Contract	3,718	1,894	n.c.
Equity Subscribers (2)	4,452	3,588	24.1%

	January—March		% Change	% change in local currency
	2003	2002
	In million Euros
Financial Data (3)
Revenues	240.6	364.3	-34.0%	18.3%
EBITDA	95.8	143.1	-33.1%	20.0%
EBITDA Margin	39.8%	39.3%	0.5 p.p	0.5 p.p

(1)	March 2003 includes Brasilcel’s, the Joint Venture with Portugal Telecom, subscribers. 2002 figures reflect TeleSudeste Celular, TeleLeste Celular and CRT Celular.
(2)	Total subscribers weighted by the economic interest held in each company in the subscribers of Brasilcel.
(3)	2003 includes proportional data of Brasilcel, and 2002 figures corresponds to TeleSudeste Celular, TeleLeste Celular and CRT Celular

At the end of March 2003, Brasilcel, the Joint Venture between Telefónica Móviles and Portugal Telecom in Brazil, which in early April began selling its services under the unified brand name “VIVO”, had an active customer base of 13.8 million (+14.8% vs. 1Q02).

In the first three months of 2003, Brasilcel net adds amounted to 29,000 customers -after accounting for the 235,000 disconnections caused by the application of stringent criteria for recording the prepaid customer base mentioned before in this report. Despite stiffer competition and the disconnections recorded, the Company has maintained its competitive position in its areas of operation, estimating to

January-March	11
2003

Business performance by geographic region

have captured more than 50% of gross adds in these markets.

In 1Q03 ARPU was 37 R$, (comparison with 2002 is distorted by the change in prepaid revenues’ accounting methodology). The trend is explained by the macroeconomic environment in Brazil and the higher proportion of prepaid customers in the customer mix.

Such reason also contributes to blended MOU totalling 98 minutes, versus 107 in 1Q02, despite the increase in the contract segment, where MOU amounted to 190 minutes in 1Q03 (+4% vs. 1Q02).

Regarding the contribution of the Brazilian companies to Telefónica Móviles Group results, it should be considered that 1Q03 figures reflect the proportional integration of Brasilcel, whereas 1Q02 results include those of the three companies controlled by Telefónica Móviles in Brazil at that time. The results for Brazil in these two periods are therefore not comparable.

The launching of VIVO as a single brand for the joint venture’s operations in Brazil marks a step forward in the company’s unified commercial strategy. VIVO is now Brazil’s largest community of cellular customers. The strategy of the campaign for launching the brand aims at informing users across the country and those customers served to date regionally by Telesp Celular, Tele Sudeste Celular, CRT Celular, Global Telecom and Tele Leste Celular, that they are now clients of VIVO, with all the resulting advantages.

After the closing of 1Q03, the acquisition of 61.1% of the ordinary shares with voting right of Tele Centro Oeste Celular Participaçoes, through TCP, has been materialized. This company delivered an excellent earnings performance in 1Q03. According to information published by the company in Brazil, TCO ended March with more than 3.178 million customers, 26.3% higher than in 1Q02. Operating revenues in local currency, and according to Brazilean GAAP, rose 25% and EBITDA by 9.5%, leaving an EBITDA margin of 39.5%.

Therefore, including TCO’s reported customer base, Brasicel is managing more than 17 million customers in Brazil, making it by far the leading operator in that country.

Mexico

•	Positioning ourselves for handling the higher commercial activity expected after the launching of GSM service.

•	Record-time GSM roll-out.

T. Móviles Mexico

Unaudited figures

	March		% Change
	2003	2002
	In thousands
Subscriber Data
Total subscribers(1)	2,430	1,250	n.c.
Prepaid	2,131	987	n.c.
Contract	299	263	n.c.
Equity Subscribers	2,236	1,224	n.c.

	January-March		% Change	% change in local currency
	2003	2002
	In million Euros
Financial Data(1)
Revenues(2)	130.4	110.4	18.2%	n.c.
EBITDA	-4.5	14.2	c.s.	n.c.
EBITDA Margin	-3.4%	12.8%	c.s.	n.c.

(1)	2003 includes subscribers and financial data of Grupo Pegaso Telecomunicaciones.
(2)	Due to the consolidation of Telefónica Móviles financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments.

January-March	12
2003

Business performance by geographic region

After the integration of Grupo Pegaso Telecomunicaciones with Telefónica Móviles’ operations in northern Mexico, the priority of Telefónica Móviles (TMM) in 1Q03 was to redefine, unify and design the main processes and procedures for handling the higher commercial activity expected after the launch of its GSM services, while at the same time advancing in the deployment of the GSM network.

In this direction, in April TMM started to unify all its operations under the Telefónica MoviStar brand as a step prior to the launch of an innovative range of products and services. This change includes revamping the image of all Pegaso shops in Mexico under a new customer care model for Telefónica Movistar clients. Overall, some 2,500 shops nationwide will display the company’s new brand image.

TMM ended 1Q03 with 2.430 million active customers, with quarterly net adds of 11,000 customers.

MOU in 1Q03 stood at 87 minutes, with traffic performing well after the launch of marketing campaigns since the beginning of 2003 to promote usage. ARPU was 211 Mexican pesos.

As regards TMM’s financial results, it must be taken into account that the 1Q03 figures are not comparable to those of 1Q02, due to the consolidation of Grupo Pegaso Telecomunicaciones results by the full integration method from September 2002.

Operating revenues for TMM in 1Q03 were 130.4MM€ while EBITDA losses amounted to 4.5MM€. The lower revenues with respect to 4Q02 are explained by seasonal factors, as the previous quarter includes the results of the Christmas campaign, when commercial activity and handset sales are stronger. We should point out the efforts to control costs, including most notably personnel reduction. The overall workforce of TMM at end-March was lower than the number of employees which TMM had in the north of Mexico 12 months ago, even taking into account the incorporation of Grupo Pegaso Telecomunicaciones.

Regarding the roll-out of the new GSM network, we should highlight that network deployment activities have been finalized in Mexico City, Guadalajara, Monterrey and Tijuana, for the commercial launch of GSM services in coming months. In these sense, committed capex amounts to 230MM€.

Argentina

•	Strong operating recovery, with increasing gross adds and usage ratios.
•	Significant advance in profitability.

Telefónica Comunicaciones Personales (TCP)

Unaudited figures

	March		% Change
	2003	2002
	In thousands
Subscriber Data
Total subscribers	1,547	1,696	-8.8%
Prepaid	1,066	1,134	-6.0%
Contract	481	562	-14.5%
Equity Subscribers	1,515	1,661	-8.8%

	January—March		% Change	% change in local currency
	2003	2002
	In million Euros
Financial Data
Revenues	48.7	73.9	-34.2%	26.0%
EBITDA	15.6	17.9	-12.8%	66.8%
EBITDA Margin	32.0%	24.2%	7.8 p.p	7.8 p.p

January-March	13
2003

Business performance by geographic region

After the sharp contraction in 2002, the Argentinean cellular market showed certain signs of a turnaround in the first months of 2003, with the pace of decline clearly easing. At the end of March 2003, the estimated penetration rate was 18.6%, with TCP remaining in second position in the market with 1.547 million active customers (1.696 million in 1Q02).

In 1Q03 commercial activity focused on gaining new customers for the Unifón Ahorro product and stepping up efforts to capture corporate customers. Consequently, gross adds have continued to recover, growing 17% with respect to 4Q02 and over 60% versus 1Q02.

ARPU performance was also positive, maintaining the upward trends initiated the previous year, registering 31% year-on-year growth in local currency, particularly notable in the contract segment and bolstered by the recovery in MOU (+6.2% vs. 1Q02).

Turning to TCP’s financial results for 1Q03, operating revenues in pesos rose 26% year-over-year. This is explained by the price management policy implemented in 2002 –with tariff increases in line with inflation– and the larger revenues from interconnection and roaming, which more than offset the effects of the smaller customer base.

Despite strong sales growth, cost cutting helped to temper the rise in operating expenses (+13% vs. 1Q02). Here we would point out the tight control over the bad-debt ratio, which fell by over 6 p.p. vs. 1Q02.

As a result, EBITDA in pesos in 1Q03 was 66.8% higher than in 1Q02. The EBITDA margin also improved, increasing by more than 8 p.p. on 1Q02 to 32% in 1Q03.

With respect to TCP’s financial debt, we would point out that in January TCP signed definitive debt-refinancing agreements with its main creditors, extending maturities and obtaining better terms.

Peru

•	Defending the profitable customer base.
•	Strong EBITDA increase.
•	Significant cash flow generation.

T. Moviles Perú

Unaudited figures

	March		% Change
	2003	2002
	In thousands
Subscriber Data
Total subscribers	1,239	1,131	9.5%
Prepaid	956	892	7.1%
Contract	283	239	18.5%
Equity Subscribers	1,214	1,108	9.5%

	January-March		% Change	% change in local currency
	2003	2002
	In million Euros
Financial Data
Revenues	62.8	76.9	-18.4%	0.8%
EBITDA	22.6	25.0	-9.7%	11.6%
EBITDA Margin	36.0%	32.6%	3.4p.p	3.4p.p

January-March	14
2003

Business performance by geographic region

The Peruvian cellular market ended 1Q03 with an estimated penetration rate of 8.7%, 1.5 p.p. higher than the year before.

After the normalization of its customer base in 1Q03, Telefónica Móviles Perú had 1.239 million active subscribers at the end of March 2003, a 9.5% year-over-year increase. The company has maintained its leadership position, with an estimated market share of over 53%, more than twice that of its nearest competitor.

Once again this quarter we would underscore the growth in the contract segment, which posted a year-over-year increase of 19%, increasing its weighting over the total customer base to 23% (21% in 1Q02). This growth reflects the company’s commercial strategy, reinforced by the customer retention policy based on loyalty plans and handset upgrade programs.

As for Telefónica Móviles Perú’s financial results for 1Q03, operating revenues in local currency increased 0.8% year-over-year, mainly due to the reduction in termination fees and to the lower handset sales.

EBITDA in local currency increased by 11.6% from 1Q02. The EBITDA margin was 36%, 3.4 p.p. higher than in 1Q02. This growth is explained by the strict policy of cost cutting and control —most notably the sharp reduction in SAC— during 1Q03 despite increased commercial activity with respect to 1Q02.

Chile

•	Margin improvement.
•	Roll-out of GSM network, with GPRS platform.

Telefónica Móvil, -the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended March 2003 with 1.884 million active customers, with year-over-year growth of 14%.

As regards financial results, the adjusted EBITDA margin was 34%, 5 p.p. more than in 1Q02.

After the end of the quarter, Telefónica Móvil announced the launch of its new GSM network, with a GPRS platform, which will operate in the 1900 MHz frequency band. This makes Telefónica Móvil the only operator in Chile that has a 2.5G network with national coverage.

January-March	15
2003

Business performance by geographic region

Guatemala and El Salvador

•	Focus on high value customers.

TEM Guatemala and TEM El Salvador

Unaudited figures

	March		% Change
	2003	2003
	In thousands
Subscriber Data
Total subscribers	334	363	-8.1%
Prepaid	227	127	78.2%
Contract	107	236	-54.7%
Equity Subscribers(1)	312	230	35.5%

	January-March		% Change
	2003	2002
	In million Euros
Financial Data
Revenues	39.9	47.2	-15.4%
EBITDA	3.5	14.2	-75.1%
EBITDA Margin	8.8%	30.0%	-21.2 p.p

(1)	The change in equity subscribers includes the increase in stakes carried out in 2002 in both operator

The total active customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of March 2003 was 334 thousand (106 thousand in Guatemala and 228 thousand in El Salvador), versus 363 thousand in 1Q02. The contraction in the customer base reflects the operators’ focus on high-value customers.

1Q03 financial results are affected by the non-recording of revenues from tower rentals, which by contrast were recorded in the 1Q02 accounts, and also by the impact of one-off operating expenses.

Puerto Rico

•	Back to growth.

Movistar Puerto Rico, the operator managed by Telefónica Móviles, ended 1Q03 with 175,706 active customers, after achieving net adds of approximately 7 thousand customers in the quarter. This marks a reversal in the customer base trends of earlier months. Of the total customer base, the contract segment accounted for 54.5% ( +4.5 p.p. vs. 1Q02).

January-March	16
2003

Appendix

Appendix

Consolidated Income Statement

Unaudited figures

	January - March		% Change
	2003	2002
	In million Euros
Operating revenues	2,129.8	2,261.6	(5.8)
Operating expenses	(1,152.0)	(1,385.8)	(16.9)
Supplies	(485.2)	(618.4)	(21.5)
Personel expenses	(119.2)	(148.2)	(19.5)
Subcontract and taxes	(547.6)	(619.3)	(11.6)
Other net operating income (expense)	15.4	40.9	(62.3)

EBITDA	993.2	916.6	8.4

Depreciation and amortization	(357.3)	(340.8)	4.8

Operating profit	635.9	575.8	10.4

Profit from associated companies	(23.7)	(33.6)	(29.4)
Financial income (expense), net	(78.9)	(77.8)	1.4
Amortization of goodwill	(21.0)	(20.6)	2.0
Extraordinary income (expense), net	5.0	(4.7)	c.s.

Income before taxes	517.3	439.2	17.8

Income taxes	(171.2)	(168.8)	1.4

Net income before minority interests	346.1	270.3	28.0

Minority interests	13.0	16.4	(20.5)

Net income	359.1	286.7	25.3

Outstanding shares (million)	4,330.6	4,316.0	0.3
Net income per share	0.08	€0.07	€24.8

January-March	17
2003

Appendix

Consolidated Balance Sheet

Unaudited figures

March 2003
In million Euros
Long term assets	11,036.4
Start up expenses	361.3
Intangible net assets	2,264.3
Fixed net assets	4,427.3
Investments	3,983.5
Goodwill	1,552.0
Deferred expenses	22.4
Current assets	3,624.6
Inventories	121.3
Accounts receivable	1,532.0
Short term investments(1)	1,556.3
Cash and banks	98.7
Other	316.3
Assets = Liabilities & Shareholders’ equity	16,235.4
Shareholders’ equity	3,580.7
Minority interests	(40.6)
Deferred income	24.3
Provisions for risks and expenses	2,119.6
Long term accrued taxes payable	41.5
Long term debt	6,157.7
Short term debt including current maturities	1,825.2
Other creditors	2,527.0

(1)	Only includes short term investments which bear interests.

Financial Debt

Unaudited figures

	March 2003	March 2002
	In million Euros
Consolidated net financial debt	6,328.0	8,857.7
Proportionate net financial debt(1)	7,157.9	6,849.5

(1)	2003 includes the 50% of Brasilcel’s, the Joint Venture with Portugal Telecom in Brazil, debt weighted by the equity of each company.

Consolidated financial debt structure

January-March	18
2003

Appendix

Breakdown of subscribers, revenues and EBITDA

Unaudited figures

	January - March 2003			January - March 2002
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
	In million Euros
TEM Spain	18,694	1,603.9	884.2	17,315	1,574.0	784.1
Brazil	13,771	240.6	95.8	5,841	364.3	143.1
Mexico (1)	2,430	130.4	(4.5)	1,250	110.4	14.2
Argentina	1,547	48.7	15.6	1,696	73.9	17.9
Peru	1,239	62.8	22.6	1,131	76.9	25.0
Guatemala & El Salvador	334	39.9	3.5	363	47.2	14.2

(1)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments between these operators.

Capex by geographic regions

Unaudited figures

	January - March		% Change
	2003	2002
	In million Euros
Spain	111.5	93.9	18.7%
Latinamerica
Brazil	21.1	31.7	-33.5%
Mexico	9.8	12.8	-23.2%
Rest of Latam	6.6	9.4	-30.4%
Rest of World (1)	0.3	42.7	n.s.
TOTAL	149.2	190.5	-21.7%

(1)	After the halting of UMTS operations in Europe, financial data of 2003 and 2002 are included in this item.

Telefónica Móviles España

Operating Revenues (% over total)

	Marzo
	2003	2002
Customer revenues	69%	62%
Interconnection	22%	24%
Handset sales	6%	10%
Roaming-in	3%	3%
Other	1%	1%

January-March	19
2003

Appendix

Telefónica Móviles Group

Change in debt

	Flujo de caja	March 2003
		In million Euros
I	Cash Flow from operations	840.80

II	Other payment relating to operating activities	-4.43
III	Net interest payment	-111.98
IV	Payment for income tax	-12.39

A=I+II+III+IV	Net Cash provided by operating activities	712.00

V	Net payments for investment in fixed and intangible assets	-156.20
VI	Net payment for financial investment	-9.22

B=V+VI	Net Cash used in investing activities	-165.42

C	Dividends Paid	-0.02

D=A+B+C	Free Cash Flow after dividends	546.56

E	Exchange rate differences over net debt and others	95.65

F	Net debt at the beginning of the period	6,970.17

G = F-D-E	Net debt at the end of the period	6,327.97

IV	Includes tax payments of the operators in Brazil (3,0 thousand Euro), Mexico (7,1 thousand euro) Argentina (1,8 thousand Euro) and Móviles (2,4 thousand Euro).

VI	Includes contributions from Telefónica Móviles España to Ipse for 9 MM€.

Telefónica Móviles Group

Cash flow from operations

In million Euros
EBITDA	993.19

(+/-) Income from sale/write down of assets	(0.91)
-CAPEX accrued during the period	(149.21)
-Write down of assets(1)	(5.43)
(+/-) Other(2)	(23.20)
-Financial interest payment/income	(111.98)
-Extraordinary payment/income	(4.43)
-Income tax payment	(12.39)
-Investment in working capital	(129.85)
-Financial investments	(9.22)
-Dividends payment/income	(0.02)

Cash flow from operations	546.56

(1)	Assets write down in Germany and El Salvador
(2)	Exchange rate differences.

January-March	20
2003

Appendix

Glossary

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from connection fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and interconnection. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation.

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Commercial activity: gross adds, migrations and handsets upgrades.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term debt, including current maturities—Short-term investments—Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Departamento de Relaciones con Inversores

Paseo de Recoletos 7-9 – 2a Planta. 28004 – Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail:	garcialegaz_m@telefonicamoviles.com
sanroman_a@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

January-March	21
2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date:	May 12, 2003	By:	/s/ ANTONIO VIANA BAPTISTA
Name: Antonio Viana Baptista Title: Chief Executive Officer